UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MDI ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

552685109

(CUSIP Number)

Martin E. Schloss, Esq.
Scientific Games Corporation
750 Lexington Avenue, 25th Floor
New York, New York 10022
(212) 754-2233

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 552685109                                                                 13D                                                                          Page 2 of 4 Pages

1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Scientific Games Corporation, Scientific Games Holdings Corp., Scientific Games Finance Corporation,
Scientific Games International, Inc., Blue Suede Acquisition Corp.

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

The shares of MDI Entertainment, Inc. reported on herein are held by Scientific Games International, Inc., a wholly owned indirect subsidiary of Scientific Games Corporation and Scientific Games Holdings Corp., a wholly owned subsidiary of Scientific Games Finance Corporation.
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 708,333 9. Sole Dispositive Power 0 10. Shared Dispositive Power 708,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 708,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Amendment No. 2 to Schedule 13D of Scientific Games Corporation
Respecting the Securities of MDI Entertainment, Inc.

This filing constitutes Amendment No. 2 to the Schedule 13D filed by Scientific Games Corporation (“SGC”), Scientific Games Holdings Corp. (“SGHC”), Scientific Games Finance Corporation (“SGFC”), Scientific Games International, Inc. (“SGI”) and Blue Suede Acquisition Corp., a wholly owned subsidiary of SGI (“Acquisition Sub”) (collectively, SGC, SGHC, SGFC, SGI and Acquisition Sub referred to herein as, “Scientific Games”) with respect to the common stock of MDI Entertainment, Inc. (“MDI”). The following items of Schedule 13D are hereby amended:

Item 3.    Sources and Amount of Funds or Other Consideration.

Scientific Games is filing this Amendment to Schedule 13D as a result of the execution of a merger agreement dated November 19, 2002 between SGI, Acquisition Sub and MDI, and not as a result of an acquisition of any MDI common stock by Scientific Games.

Item 4.    Purpose of Transaction.

On November 19, 2002, MDI, SGI, and Acquisition Sub, entered into an Agreement and Plan of Merger (the “Merger Agreement”) which provides for, among other things: (i) the commencement by Acquisition Sub of a cash tender offer for all of the outstanding shares of common stock, par value $.001 per share, of MDI (the “Common Stock”), at a purchase price of $1.60 per share, net to the seller in cash (the “Offer”); and (ii) following consummation of the Offer, the merger of Acquisition Sub with and into MDI (the “Merger”). The consummation of the Offer is subject to certain conditions as set forth in the Merger Agreement, including the condition that 75% of MDI’s outstanding shares are tendered in the Offer (including, for purposes of such calculation (1) the 708,333 shares which are currently owned by Scientific Games and (2) the 3,795,169 shares owned by Steven M. Saferin, MDI’s Chief Executive Officer and President, which are the subject of a separate stock purchase agreement described below). The consummation of the Merger and the transactions contemplated thereby, are subject to customary closing conditions as prescribed in the Merger Agreement.

Mr. Saferin has agreed to sell his shares to Acquisition Sub at a purchase price of $1.40 per share within five business days after the closing of the Offer pursuant to a separate stock purchase agreement (the “Stock Purchase Agreement”).

On November 19, 2002, MDI and Scientific Games issued a joint press release (the “MergerPress Release”) announcing the execution of the Merger Agreement and the Stock Purchase Agreement and the transactions contemplated thereby.

On November 26, 2002, Scientific Games issued a press release (the “Tender Offer Press Release”) announcing that it has commenced the tender offer for the MDI shares not already owned by Scientific Games or Mr. Saferin, for $1.60 per share. Under the offer, MDI shareholders have twenty business days to tender their shares.

The Merger Agreement, Stock Purchase Agreement and the Merger Press Release are incorporated herein by reference from MDI’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 20, 2002. The Tender Offer Press Release is incorporated by reference to Scientific Games Corporation’s Schedule TO, filed with the Securities and Exchange Commission on November 26, 2002. The description of each document set forth above does not purport to be complete and is qualified in its entirety by reference to the complete text of each such document.

Item 7.    Material to be Filed as Exhibits.

2.1
Agreement and Plan of Merger, dated as of November 19, 2002, by and among Scientific Games International, Inc., MDI Entertainment, Inc. and Blue Suede Acquisition Corp. (incorporated by reference to MDI’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 20, 2002)

2.2
Stock Purchase Agreement, dated as of November 19, 2002, by and among Scientific Games International, Inc., Blue Suede Acquisition Corp. and Steven M. Saferin (incorporated by reference to MDI’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 20, 2002)

99.1
Joint Press Release, dated November 19, 2002, announcing the execution of the Agreement and Plan of Merger by and among Scientific Games International, Inc., MDI Entertainment, Inc. and Blue Suede Acquisition Corp. (incorporated by reference to MDI’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 20, 2002)

99.2
Press Release, dated November 26, 2002, announcing the commencement of the tender offer for shares of MDI (incorporated by reference to Scientific Games Corporation’s Schedule TO, filed with the Securities and Exchange Commission on November 26, 2002)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2002

SCIENTIFIC GAMES CORPORATION

By:	/s/ MARTIN E. SCHLOSS
Name:	Martin E. Schloss
Its:	Vice President

SCIENTIFIC GAMES HOLDINGS CORP

By:	/s/ MARTIN E. SCHLOSS
Name:	Martin E. Schloss
Its:	Vice President

SCIENTIFIC GAMES FINANCE CORPORATION

By:	/s/ MARTIN E. SCHLOSS
Name:	Martin E. Schloss
Its:	Vice President

SCIENTIFIC GAMES INTERNATIONAL, INC.

By:	/s/ MARTIN E. SCHLOSS
Name:	Martin E. Schloss
Its:	Vice President

BLUE SUEDE ACQUISITION CORP.

By:	/s/ MARTIN E. SCHLOSS
Name:	Martin E. Schloss
Its:	Vice President